Registration No. 333-292873

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF
1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.Exact name of trust:

FT 12786

B.Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.Complete address of
depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.Name and complete address
of agents for service:

Copy to:

JAMES A. BOWEN
ERIC F. FESS

c/o First Trust Portfolios L.P.
c/o Chapman and Cutler LLP

120 East Liberty Drive
320 South Canal Street

Suite 400
27th Floor

Wheaton, Illinois 60187
Chicago, Illinois 60606

E.Title and Amount of
Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.Approximate date of
proposed sale to public:

As soon as practicable after the effective
date of the Registration Statement.

|X|	Check box if it is proposed that this filing will become effective on March 20, 2026 at 2:00 p.m. pursuant to Rule 487.

________________________________

                WCM International Buy-Write Portfolio, Series 3

                                    FT 12786

FT 12786 is a series of a unit investment trust, the FT Series. FT 12786 consists of a single portfolio known as WCM International Buy-Write Portfolio,
Series 3 (the "Trust"). The Trust invests in a portfolio of common stocks
("Common Stocks") and U.S. Treasury securities ("Treasury Obligations"). The
Common Stocks will be subject to exchange-traded Long Term Equity AnticiPation
Securities ("LEAPS(R)" or "Covered Call Options") which give the option holder the right to buy the Common Stocks from the Trust at a predetermined price on any business day prior to the LEAPS'(R) expiration date (January 21, 2028), which means the Trust gives up any increase in the Common Stock above that price. Collectively, the Common Stocks, Treasury Obligations and LEAPS(R) are
referred to as the "Securities." The Trust seeks income, with limited capital appreciation as a secondary objective.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                  800-621-1675

                 The date of this prospectus is March 20, 2026

                               Table of Contents

Summary of Essential Information                                      3
Fee Table                                                             4
Report of Independent Registered Public Accounting Firm               5
Statement of Net Assets                                               6
Schedule of Investments                                               7
The FT Series                                                        10
Portfolio                                                            11
Risk Factors                                                         13
Public Offering                                                      18
Distribution of Units                                                20
The Sponsor's Profits                                                22
The Secondary Market                                                 22
How We Purchase Units                                                22
Expenses and Charges                                                 22
Tax Status                                                           23
Retirement Plans                                                     25
Rights of Unit Holders                                               25
Income and Capital Distributions                                     26
Redeeming Your Units                                                 26
Removing Securities from the Trust                                   27
Amending or Terminating the Indenture                                28
Information on the Sponsor and Trustee                               29
Other Information                                                    30

                  Summary of Essential Information (Unaudited)

                WCM International Buy-Write Portfolio, Series 3
                                    FT 12786

    At the Opening of Business on the Initial Date of Deposit-March 20, 2026

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
      Portfolio Consultant:   WCM Investment Management, LLC

Initial Number of Units (1)                                                                        154,449
Fractional Undivided Interest in the Trust per Unit (1)                                          1/154,449
Public Offering Price:
Public Offering Price per Unit (2)                                                              $   10.000
    Less Initial Sales Charge per Unit (3)                                                           (.000)
                                                                                                __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                      10.000
    Less Deferred Sales Charge per Unit (3)                                                          (.225)
                                                                                                __________
Redemption Price per Unit (5)                                                                        9.775
    Less Creation and Development Fee per Unit (3) (5)                                               (.050)
    Less Organization Costs per Unit (5)                                                             (.075)
                                                                                                __________
Net Asset Value per Unit                                                                        $    9.650
                                                                                                ==========
Cash CUSIP Number                                                                               30344G 502
Fee Account Cash CUSIP Number                                                                   30344G 510
Ticker Symbol                                                                                       FZQDBX

First Settlement Date                                March 23, 2026
Mandatory Termination Date (6)                       January 26, 2028
Income Account Distribution Record Date              Tenth day of each June and December, commencing June 10, 2026.
Income Account Distribution Date (7)                 Twenty-fifth day of each June and December, commencing June 25, 2026.

_____________

(1) As of the Evaluation Time (defined below in footnote 4) on the Initial
Date of Deposit, we may adjust the number of Units of the Trust so that the
Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units.
On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Common Stocks or accrued interest on the Treasury Obligations. After this date, a pro rata share of any accumulated dividends on the Common Stocks and accrued interest on the Treasury
Obligations will be included. In calculating the price of a Unit, the value of the Common Stocks is reduced by the value of the LEAPS(R).

(3) You will pay a maximum sales charge of 2.75% of the Public Offering Price per Unit (equivalent to 2.75% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Common Stock is valued at its last closing sale price at the
Evaluation Time on the business day prior to the Initial Date of Deposit. Each
Treasury Obligation is valued at its last offering price. If a Common Stock is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. LEAPS(R) are valued at their last closing sale price, or if no closing sale price exists, at their closing bid price. The value of the LEAPS(R) is then netted against the value of the Common Stocks. See
"Public Offering-The Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m.
Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and the estimated organization costs per
Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Income Account, as determined at the semi-annual Income Account Distribution Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months provided the amount in the Income Account equals at least $1.00 per 100 Units. The Trustee will make distributions from the
Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount available for distribution from the Capital Account equals at least $1.00 per 100 Units. See
"Income and Capital Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering"
and "Expenses and Charges." Although the Trust has a term of approximately 2 years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                      Amount
                                                                                                                      per Unit
                                                                                                                      ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                                                 0.00%(a)      $.000
   Deferred sales charge                                                                                2.25%(b)      $.225
   Creation and development fee                                                                         0.50%(c)      $.050
                                                                                                        _____         _____
   Maximum sales charge (including creation and development fee)                                        2.75%         $.275
                                                                                                        =====         =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                                         .750%(d)      $.0750
                                                                                                        =====         ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees                               .080%         $.0080
   Trustee's fee and other operating expenses                                                           .138%(f)      $.0138
                                                                                                        _____         ______
      Total                                                                                             .218%         $.0218
                                                                                                        =====         ======

                                    Example

This example is intended to help you compare the cost of investing in the
Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown. The example also assumes a 5% return on your investment each year and that the
Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you sell or redeem your Units at the end of each period, would be:

                           1 Year        2 Years
                           ______        _______
                           $372          $394

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.75% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing June 18, 2026.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be within approximately two months after the Initial Date of
Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%. If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs, which include a one-time licensing fee and a one-time portfolio consultant fee, will be deducted from the assets of the
Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per
Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trust do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the
Trust may incur additional expenses not set forth above. See "Expenses and
Charges."

                             Report of Independent
                       Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 12786

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 12786, comprising WCM International Buy-Write
Portfolio, Series 3 (the "Trust"), one of the series constituting the FT
Series, as of the opening of business on March 20, 2026 (Initial Date of
Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on March 20, 2026 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public
Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's
Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the
Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on March 20, 2026, by correspondence with the
Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
March 20, 2026

We have served as the auditor of one or more investment companies sponsored by
First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

                WCM International Buy-Write Portfolio, Series 3
                                    FT 12786

    At the Opening of Business on the Initial Date of Deposit-March 20, 2026

                                   NET ASSETS

Investment in Securities represented by purchase contracts (1) (2)                              $1,771,638
Accrued interest on underlying Treasury Obligations (2) (3)                                          1,330
Less liability for call options written-LEAPS(R) (1) (4)                                          (227,146)
Less distributions payable (3)                                                                      (1,330)
Less liability for reimbursement to Sponsor for organization costs (5)                             (11,584)
Less liability for deferred sales charge (6)                                                       (34,751)
Less liability for creation and development fee (7)                                                 (7,722)
                                                                                                __________
Net assets                                                                                      $1,490,435
                                                                                                ==========
Units outstanding                                                                                  154,449
Net asset value per Unit (8)                                                                    $    9.650

                             ANALYSIS OF NET ASSETS

Cost to investors (9)                                                                           $1,544,492
Less maximum sales charge (9)                                                                      (42,473)
Less estimated reimbursement to Sponsor for organization costs (5)                                 (11,584)
                                                                                                __________
Net assets                                                                                      $1,490,435
                                                                                                ==========

______________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a portfolio of Common Stocks and Treasury Obligations with the Common Stocks subject to LEAPS(R). Aggregate cost of the Securities listed under "Schedule of Investments" and the liability for the LEAPS(R) are based on their aggregate underlying value. The Securities and the LEAPS(R)
were deposited at prices equal to their market value as determined by the
Sponsor. The Trust has a Mandatory Termination Date of January 26, 2028.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $2,000,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary to satisfy the amounts set forth below:

     Aggregate Offering Price of
Common Stocks and Treasury Obligations   Accrued Interest to Initial Date of Deposit   Accrued Interest to Expected Date of Delivery
______________________________________   ___________________________________________   _____________________________________________
              $1,771,638                                   $1,330                                           $27

(3) The Trustee will advance to the Trust the amount of net interest accrued to the First Settlement Date which will be distributed to the Sponsor as Unit holder of record.

(4) The Trust will enter into option contracts which provide the option purchaser with the right, but not the obligation, to buy a security at a predetermined exercise price during a defined period. The option purchaser pays a premium to the option writer for the right to exercise the option. The option writer is obligated to sell the security underlying the contract at a set price, if the option purchaser chooses to exercise the option. As a writer of an option contract, the Trust is not subject to credit risk but is subject to market risk, since the Trust is obligated to make payments under the terms of the option contract if exercised. The Trust uses exchange-traded contracts that have standardized terms and performance mechanics.

(5) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the
Trust. These costs have been estimated at $.0750 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the
Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(6) Represents the amount of mandatory deferred sales charge distributions of
$.225 per Unit, payable to the Sponsor in three equal monthly installments beginning on June 18, 2026 and on the twentieth day of each month thereafter
(or if such date is not a business day, on the preceding business day) through
August 20, 2026. If Unit holders redeem Units before August 20, 2026, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(7) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(8) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the end of the initial offering period.

(9) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 2.75% of the Public
Offering Price per Unit (equivalent to 2.75% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public
Offering."

                            Schedule of Investments

                WCM International Buy-Write Portfolio, Series 3
                                    FT 12786

    At the Opening of Business on the Initial Date of Deposit-March 20, 2026

COMMON STOCKS (100.41%):
                                                                     Percentage         Number     Market       Cost of
Ticker Symbol and                                                    of Aggregate       of         Value        Securities to
Name of Issuer of Common Stocks (1)(4)                               Offering Price     Shares     per Share    the Trust (3)
______________________________________                               ______________     ______     _________    _____________
Communication Services (3.08%):
BIDU      Baidu, Inc. (ADR) (5) +*                                     3.08%               400     $119.01      $   47,604
Consumer Discretionary (19.19%):
BABA      Alibaba Group Holding Limited (ADR) (5) +                    3.24%               400      124.90          49,960
GENI      Genius Sports Limited +*                                     3.17%            10,400        4.70          48,880
NCLH      Norwegian Cruise Line Holdings Ltd. +*                       3.18%             2,500       19.64          49,100
SE        Sea Limited (ADR) +*                                         3.15%               600       80.98          48,588
SONY      Sony Group Corp. (ADR) +                                     3.21%             2,400       20.62          49,488
VIK       Viking Holdings Ltd +*                                       3.24%               700       71.47          50,029
Consumer Staples (9.37%):
BTI       British American Tobacco Plc (ADR) +                         3.04%               800       58.72          46,976
BG        Bunge Global S.A. +                                          3.16%               400      122.04          48,816
PM        Philip Morris International Inc.                             3.17%               300      163.37          49,011
Energy (9.82%):
CCJ       Cameco Corporation +                                         3.45%               500      106.60          53,300
CNQ       Canadian Natural Resources Limited +                         3.27%             1,000       50.55          50,550
SLB       SLB Ltd. +                                                   3.10%             1,000       47.82          47,820
Financials (12.87%):
CB        Chubb Limited +                                              4.19%               200      323.64          64,728
HSBC      HSBC Holdings plc (ADR) +                                    2.57%               500       79.46          39,730
NU        Nu Holdings Ltd. (Class A) +*                                3.21%             3,500       14.16          49,560
UBS       UBS Group AG +                                               2.90%             1,200       37.36          44,832
Health Care (16.29%):
AZN       AstraZeneca Plc +                                            3.67%               300      188.93          56,679
MDT       Medtronic Plc +                                              3.38%               600       86.87          52,122
NVS       Novartis AG (ADR) +                                          2.88%               300      148.19          44,457
NVO       Novo Nordisk A/S (ADR) +                                     3.12%             1,300       37.08          48,204
TEVA      Teva Pharmaceutical Industries Limited (ADR) +*              3.24%             1,700       29.44          50,048
Industrials (5.34%):
ETN       Eaton Corporation Plc +                                      2.33%               100      360.23          36,023
EMBJ      Embraer S.A. (ADR) +                                         3.01%               800       58.06          46,448
Information Technology (18.08%):
GDS       GDS Holdings Limited (ADR) +*                                3.17%             1,100       44.55          49,005
NBIS      Nebius Group N.V. +*                                         3.15%               400      121.52          48,608
SAP       SAP SE (ADR) +                                               3.59%               300      185.01          55,503
STX       Seagate Technology Holdings Plc +                            2.81%               100      434.60          43,460
SHOP      Shopify Inc. (Class A) +*                                    3.17%               400      122.37          48,948
TSM       Taiwan Semiconductor Manufacturing Company
          Limited (ADR) +                                              2.19%               100      338.79          33,879
Materials (6.37%):
CX        CEMEX, S.A.B. de C.V. (ADR) +                                3.20%             4,800       10.30          49,440
LIN       Linde Plc +                                                  3.17%               100      489.80          48,980
                                                                     _______                                    __________
                   Total Common Stocks                               100.41%                                    $1,550,776
                                                                     =======                                    ==========

                       Schedule of Investments (cont'd.)

                WCM International Buy-Write Portfolio, Series 3
                                    FT 12786

    At the Opening of Business on the Initial Date of Deposit-March 20, 2026

TREASURY OBLIGATIONS (14.31%):
                                                                        Percentage                    Market         Cost of
                                                                        of Aggregate                  Value          Securities to
Name of Issuer and Title of Treasury Obligation (1)                     Offering Price   Par Value    per Share      the Trust (3)
___________________________________________________                     ______________   _________    _________      _____________
U.S. Treasury Note, 4.625%, due June 30, 2026                             3.57%          $55,000        N.A.         $   55,135
U.S. Treasury Note, 4.625%, due September 15, 2026                        3.58%           55,000        N.A.             55,237
U.S. Treasury Note, 4.375%, due December 15, 2026                         3.58%           55,000        N.A.             55,239
U.S. Treasury Note, 4.250%, due March 15, 2027                            3.58%           55,000        N.A.             55,251
                                                                        _______                                      __________
           Total Treasury Securities                                     14.31%                                      $  220,862
                                                                        _______                                      __________
           Total Investment in Securities                               114.72%                                      $1,771,638
                                                                        =======                                      ==========

LONG TERM EQUITY ANTICIPATION SECURITIES ("LEAPS(R)") (-14.72%) (2):
                                                            Strike       Percentage       Number        Market         Proceeds
                                                            Price        of Aggregate     of            Value per      to
Description of Call Options (1)                             per Share    Offering Price   Contracts     Contract       the Trust (3)
_______________________________                             _________    ______________   _________     __________     _____________
WRITTEN OPTIONS (-14.72%):
Communication Services (-0.62%):
Baidu, Inc. (ADR)                                           $145.00      (0.62)%            4           $ 2,397.00     $ (9,588)
Consumer Discretionary (-3.30%):
Alibaba Group Holding Limited (ADR)                          155.00      (0.56)%            4             2,180.00       (8,720)
Genius Sports Limited                                          7.50      (0.47)%          104                70.00       (7,280)
Norwegian Cruise Line Holdings Ltd.                           25.00      (0.69)%           25               425.00      (10,625)
Sea Limited (ADR)                                            100.00      (0.84)%            6             2,150.00      (12,900)
Sony Group Corp. (ADR)                                        25.00      (0.18)%           24               115.00       (2,760)
Viking Holdings Ltd                                           90.00      (0.56)%            7             1,230.00       (8,610)
Consumer Staples (-0.70%):
British American Tobacco Plc (ADR)                            70.00      (0.15)%            8               295.00       (2,360)
Bunge Global S.A.                                            150.00      (0.34)%            4             1,300.00       (5,200)
Philip Morris International Inc.                             200.00      (0.21)%            3             1,070.00       (3,210)
Energy (-1.59%):
Cameco Corporation                                           130.00      (0.90)%            5             2,770.00      (13,850)
Canadian Natural Resources Limited                            65.00      (0.31)%           10               480.00       (4,800)
SLB Ltd.                                                      60.00      (0.38)%           10               580.00       (5,800)
Financials (-1.22%):
Chubb Limited                                                390.00      (0.27)%            2             2,050.00       (4,100)
HSBC Holdings plc (ADR)                                      100.00      (0.15)%            5               450.00       (2,250)
Nu Holdings Ltd. (Class A)                                    17.00      (0.63)%           35               280.00       (9,800)
UBS Group AG                                                  45.00      (0.17)%           12               215.00       (2,580)
Health Care (-1.61%):
AstraZeneca Plc                                              230.00      (0.27)%            3             1,400.00       (4,200)
Medtronic Plc                                                105.00      (0.15)%            6               385.00       (2,310)
Novartis AG (ADR)                                            180.00      (0.16)%            3               800.00       (2,400)
Novo Nordisk A/S (ADR)                                        45.00      (0.56)%           13               667.00       (8,671)
Teva Pharmaceutical Industries Limited (ADR)                  37.00      (0.47)%           17               430.00       (7,310)
Industrials (-0.73%):
Eaton Corporation Plc                                        440.00      (0.29)%            1             4,500.00       (4,500)
Embraer S.A. (ADR)                                            70.00      (0.44)%            8               850.00       (6,800)
Information Technology (-4.42%):
GDS Holdings Limited (ADR)                                    55.00      (0.78)%           11             1,100.00      (12,100)
Nebius Group N.V.                                            150.00      (1.19)%            4             4,590.00      (18,360)
SAP SE (ADR)                                                 230.00      (0.37)%            3             1,900.00       (5,700)
Seagate Technology Holdings Plc                              540.00      (0.82)%            1            12,700.00      (12,700)
Shopify Inc. (Class A)                                       150.00      (0.87)%            4             3,353.00      (13,412)
Taiwan Semiconductor Manufacturing Company Limited (ADR)     420.00      (0.39)%            1             6,090.00       (6,090)
Materials (-0.53%):
CEMEX, S.A.B. de C.V. (ADR)                                   15.00      (0.30)%           48                95.00       (4,560)
Linde Plc                                                    590.00      (0.23)%            1             3,600.00       (3,600)
                                                                        ________                                      __________
           Total Investment in LEAPS(R)                                 (14.72)%                                      $(227,146)
                                                                        ========                                      ==========

___________

See "Notes to Schedule of Investments" on page 9.

                        NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such
Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on
March 20, 2026. Such purchase contracts are expected to settle within one business day.

(2) The LEAPS(R) can be exercised on any business day prior to their expiration on January 21, 2028. Each contract entitles the holder thereof to purchase 100 shares of common stock at the strike price. The LEAPS(R) call options are accounted for at market value, and are not accounted for as hedging instruments. LEAPS(R) call options can be volatile and involve certain risks. The LEAPS(R) call options could result in a reduction of the total return of the Trust. The notional value of each LEAPS(R) call option equals the value of the corresponding common stock.

(3) The cost or proceeds of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The offering side price of the Treasury Obligations is greater than the bid side price of the Treasury Obligations which is the basis on which the Redemption
Price per Unit will be determined. The Sponsor valued the LEAPS(R) at their last closing sale price (or closing bid price if there is no closing sale price) at the Evaluation Time on the business day preceding the Initial Date of Deposit. The value of the Securities, based on the bid side price of the
Treasury Obligations, the value of the Common Stocks, net of the value or ask price of the LEAPS(R), is $1,499,856 (unaudited). The valuation of the
Securities has been determined by the Sponsor. In accordance with Financial
Accounting Standards Board Accounting Standards Codification 820 ("ASC 820"),
"Fair Value Measurement," fair value is defined as the price that the Trust would either receive upon selling an investment or pay to transfer an options liability to an independent buyer in a timely transaction in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy to maximize the use of the observable market data and minimize the use of unobservable inputs and to establish classification of the fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including the technique or pricing model used to measure fair value and the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that may reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels: Level 1 which represents quoted prices in active markets for identical investments; Level 2 which represents fair value based on other significant observable inputs (including, quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are non-active, inputs other than quoted prices that are observable for the investment (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates) or inputs that are derived from or corroborated by observable market data by correlation or other means), and Level 3 which represents fair value based on significant unobservable inputs (including the Trust's own assumptions in determining the fair value of investments). The Trust's investments in Common Stocks of
$1,550,776 and LEAPS(R) of $(103,548) are classified as Level 1, which refers to securities traded in an active market. The Trust's investments in Treasury
Obligations of $220,862 and LEAPS(R) of $(123,598) are classified as Level 2, whose valuations on the date of deposit were determined by the Sponsor using offering prices provided by third-party pricing services. The inputs used by these third party pricing services were based upon significant observable inputs that included, but were not limited to, the items noted above. The cost of the Securities to the Sponsor, including accrued interest, and the
Sponsor's profit (which is the difference between the cost of the
Securities to the Sponsor and the cost of the Securities to the Trust) are
$1,527,437 and $18,385, respectively.

(4) Common Stocks of companies headquartered or incorporated outside the
United States comprise approximately 97.24% of the investments of the Trust
(consisting of Bermuda, 6.42%; Brazil, 6.22%; Canada, 9.89%; China, 9.49%;
Curacao, 3.10%; Denmark, 3.12%; Germany, 3.59%; Ireland, 8.52%; Israel, 3.24%;
Japan, 3.21%; Mexico, 3.20%; The Netherlands, 3.15%; Singapore, 3.15%;
Switzerland, 13.13%; Taiwan, 2.19% and United Kingdom, 15.62%).

(5) This Security represents the common stock of a variable interest entity
("VIE").

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                                 The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the
FT Series. The series to which this prospectus relates, FT 12786, consists of a single portfolio known as WCM International Buy-Write Portfolio, Series 3.

The Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New
York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor,
governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS
OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-
621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of Treasury
Obligations and Common Stocks (which Common Stocks are subject to the
LEAPS(R)) (collectively, the "Securities") with the Trustee and, in turn, the
Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units"). Because the Common Stocks held by the Trust are subject to the LEAPS(R), the Common Stocks' upside potential will be limited.
The Securities were deposited at prices equal to their market value as determined by the Sponsor, which value has been reduced to reflect the Trust's obligation under the LEAPS(R).

After the Initial Date of Deposit, we may deposit additional Securities in the
Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. Any additional Common Stocks deposited will be subject to the LEAPS(R) with the same terms as the LEAPS(R) initially deposited. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit
(as set forth under "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy
Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the
Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First
Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Common Stocks may be called pursuant to the LEAPS(R)
prior to the Mandatory Termination Date or Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to
Unit holders. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from the Trust," will endeavor to vote the
Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute
Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Account Distribution Date. Any Replacement
Security the Trust acquires will be identical to those from the failed contract.

                                   Portfolio

Objectives.

The Trust seeks income, with limited capital appreciation as a secondary objective. Under normal circumstances, the Trust will invest at least 80% of its assets in non-U.S. equity securities.

Portfolio Selection Process.

The Trust is a unit investment trust which invests in a fixed portfolio of
Common Stocks of non-U.S. companies, and simultaneously, the portfolio sells a
LEAPS(R) call option against each Common Stock (which is known as a "buy-
write" or "covered call" strategy). The writing (selling) of a call option generates income in the form of a premium paid by the option buyer. The portfolio invests this income in U.S. Treasury notes and the interest received from the notes is paid to Unit holders periodically.

The Common Stocks are selected for the Trust by the Trust's portfolio consultant, WCM Investment Management, LLC ("WCM"). Through their selection process, WCM seeks to find businesses they believe have the best prospects for above-average capital appreciation.

Identify the Universe. WCM begins by identifying stocks of non-U.S. companies.
WCM considers a company to be non-U.S.: (i) if the company is organized under the laws of, has its principal offices in, or has its securities principally traded in, a country other than the United States; or (ii) if the company derives at least 50% of its revenues or net profits from, or has at least 50%
of its assets or production in, a country other than the United States. As set forth in the Schedule of Investments, the Common Stocks are issued by companies headquartered or incorporated in a number of different countries.

Screen for Following Criteria. After identifying the universe of eligible companies, WCM applies the following screening factors to eliminate the companies that do not meet the criteria:

- Market capitalization greater than $2 billion USD and average daily trading volume of more than $3 million USD per day.

- Returns on invested capital that exceed the cost of capital.

From the remaining universe of eligible companies, WCM then considers the following factors holistically to determine eligibility for inclusion in the portfolio:

- Financial strength, which is assessed by analyzing certain metrics for each company, including net debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") ratio, the debt to equity ratio, the equity to assets ratio and a company's cash flow.

- Competitive position of a company in the market and its future growth potential.

Analyzing the Eligible Companies. From the universe of companies that satisfy their initial criteria, WCM analyzes the eligible companies with bottom-up, fundamental research with a focus on the following factors: (i) financial performance, which they assess by analyzing a company's key financials metrics including revenues, profit margin, returns, and leverage, (ii) competitive position, which is indicated by high/rising returns on investment capital
(ROIC), market share gains resulting from revenue growth greater than the industry, and improving pricing power, (iii) future growth potential, indicated by favorable demographics, rising income levels, pricing power, innovation capabilities and opportunities for market share gains and (iv)
intrinsic value, which WCM determines using models (e.g., a discounted cash flow model, sum of the parts model, etc.), as well as historical and forward-
looking valuation metrics (e.g., price to earnings ratio, price to book ratio, etc.). These factors are considered within the context of each company's opportunities for growth and business structure. For example, the price to earnings ratio may be viewed as more or less relevant depending on the company's industry or business model.

Selecting the Final Portfolio. After considering the factors detailed in the criteria above in connection with each other, WCM makes a final determination and selects the Common Stocks that they believe are best positioned for income and capital appreciation by identifying those that meet the investment objective of the Trust, have attractive current assets, and, in WCM's opinion,

have strong prospects for growth. In selecting the final portfolio, WCM also takes into account various portfolio construction considerations, including the industry, country, and currency concentrations of the final portfolio, as well as any overlapping exposures the Common Stocks may have.

Each Common Stock is subject to a contractual right, in the form of American style LEAPS(R), which gives the holder of the LEAPS(R) (the "Right Holder") the right to buy the Common Stock at a predetermined price (the "Strike Price") on any business day prior to the expiration of the LEAPS(R). Each LEAPS(R) will be issued by The Options Clearing Corporation ("OCC"). The expiration date for each of the LEAPS(R) included in the Trust is January 21, 2028.

The Treasury Obligations included in the Trust are non-callable debt obligations that are issued by and backed by the full faith and credit of the
U.S. Government.

In calculating the net asset value of a Unit, the price of a Unit is reduced by the value of the LEAPS(R).

As of the close of business on the business day preceding the Initial Date of
Deposit, the capital appreciation on the Common Stocks held by the Trust is limited to a maximum of approximately 24.77%, because of the obligation of the
Trust to the Right Holder with respect to each of the Common Stocks entitling the Right Holder to purchase the Common Stocks at the Strike Price. The
LEAPS(R) limit the Trust's upside potential in the Common Stocks to an amount equal to the Strike Price. However, as the option premium received in return for issuing the LEAPS(R) was used to purchase Treasury Obligations, the Trust will receive interest from the Treasury Obligations until they mature and the principal from the Treasury Obligations shortly after they mature.

Illustrative Market Scenarios.

Stock prices increase above the LEAPS'(R) exercise price: If the market price of a Common Stock held by the Trust is greater than its Strike Price, the
Trust will not participate in any appreciation in that Common Stock above the
Strike Price because it is expected that the holder of the related LEAPS(R)
will exercise its right to purchase that Common Stock from the Trust at the
Strike Price. Profits are limited to the premium income received from writing the LEAPS(R), dividends received from the Common Stocks before the date the option to purchase is exercised, interest received from the U.S. Treasury
Obligations, plus the difference between each Common Stock's initial price and their strike price. The Trust will forgo any dividends paid on the Common
Stocks after the date the option to purchase is exercised and any gain in the underlying stock price after the stock is sold. It is important to note that writing covered calls limits the appreciation potential of the underlying
Common Stocks.

Stock prices remain stable or increase to a level below the LEAPS'(R) exercise price: If the market price of a Common Stock held by the Trust remains stable or increases in value but fails to appreciate to a price equal to the related
Strike Price, it is expected that the LEAPS(R) will terminate without being exercised, and the Trust, in connection with its termination, will liquidate the Common Stock at its then current market value. Profits are limited to the premium income received from writing the LEAPS(R), plus capital appreciation and dividends from the Common Stocks, if any, as well as interest received from the U.S. Treasury Obligations.

Stock prices decrease: If the market price of a Common Stock held by the Trust decreases, it is expected that the LEAPS(R) will terminate without being exercised, and the Trust, in connection with its termination, will liquidate the Common Stock at its then current market value, which will be less than the value on the Initial Date of Deposit. However, the premium income received from writing the LEAPS(R) lowers the breakeven point on the Common Stocks
(i.e., the point at which the market price is equal to the original cost) by effectively reducing the Common Stocks' original cost. Losses from the decrease in value of the Common Stocks are limited by the premium income received from the LEAPS(R), dividends received from the Common Stocks and interest received from the U.S. Treasury Obligations.

The Strike Price for a Common Stock held by the Trust will be adjusted downward (but not below zero) upon certain extraordinary distributions made by the issuers of the Common Stocks to Unit holders before the LEAPS'(R)
expiration triggered by certain corporate events affecting such Common Stock.
For each market scenario, a downward adjustment to the Strike Price for a
Common Stock will have the effect of reducing the equity appreciation that a
Unit holder may receive. See "Risk Factors-LEAPS(R)."

While not a part of the Trust's portfolio selection process, the Trust also invests in companies headquartered or incorporated in Europe, depositary receipts, VIEs, emerging and/or developing market companies and companies with various market capitalizations.

As with any similar investments, there can be no assurance that the objectives of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                                  Risk Factors

Price Volatility. The Trust invests in Treasury Obligations, Common Stocks and
LEAPS(R) for each of the Common Stocks. The value of the Trust's Units will fluctuate with changes in the value of the Treasury Obligations, Common Stocks and LEAPS(R).

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value or underperform other investments.
Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. The Federal Reserve has begun to lower interest rates and may continue to do so in the future. Potential future bank failures could result in disruption to the broader banking industry or markets generally and reduce confidence in financial institutions and the economy as a whole, which may also heighten market volatility and reduce liquidity. Additionally, challenges in commercial real estate markets, including declining valuations and elevated vacancies, could have a broader impact on financial markets. In addition, local, regional or global events such as war, acts of terrorism, natural disasters, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trust and its investments. The ongoing adversarial political climate in the United States, as well as political and diplomatic events both domestic and abroad, have had and may continue to have an adverse impact on the U.S. regulatory landscape, markets and investor behavior, which could have a negative impact on the
Trust's investments and operations. The change in administration resulting from the 2024 United States national elections could result in significant impacts to international trade relations, tax and immigration policies, and other aspects of the national and international political and financial landscape, which could affect, among other things, inflation and the securities markets generally. Administrative actions against companies in certain industries, such as the defense industry, prohibiting them from paying dividends or engaging in stock buybacks, may negatively impact the performance of such companies and the Trust's investments. Ongoing armed conflicts between
Russia and Ukraine in Europe and among Israel, Iran, Hamas and other militant groups in the Middle East have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the
Middle East and the United States. The hostilities and sanctions resulting from those hostilities could have a significant impact on certain Trust investments as well as Trust performance. The economies of the United States and its trading partners, as well as the financial markets generally, may be adversely impacted by trade disputes, including the imposition of tariffs, and other matters. A public health crisis, and the ensuing policies enacted by governments and central banks in response, could cause significant volatility and uncertainty in global financial markets, negatively impacting global growth prospects. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Advancements in technology may also adversely impact markets and the overall performance of the Trust. For instance, the economy may be significantly impacted by the advanced development and increased regulation of artificial intelligence.
Additionally, cybersecurity breaches of both government and non-government entities could have negative impacts on infrastructure and the ability of such entities, including the Trust, to operate properly. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

Common Stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur.
In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers.

U.S. Treasury Obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United
States. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Certain Treasury
Obligations may have been purchased on the Initial Date of Deposit at prices of less than their par value at maturity, indicating a market discount. Other
Treasury Obligations may have been purchased on the Initial Date of Deposit at prices greater than their par value at maturity, indicating a market premium.

The coupon interest rate of Treasury Obligations purchased at a market discount was lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of Treasury
Obligations purchased at a market premium was higher than current market interest rates of newly issued bonds of comparable rating and type. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease.
Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.

LEAPS(R). The value of the LEAPS(R) may be adversely affected if the market for LEAPS(R) becomes less liquid or smaller. If this occurs, there will likely be a negative impact on the value of your Units. Although you may redeem your
Units at any time, if you redeem before the LEAPS(R) are exercised or expire, the value of your Units may be adversely affected by the value of the
LEAPS(R). However, if LEAPS(R) are not exercised and you hold your Units until the scheduled Termination Date, the LEAPS(R) will have ceased to exist and the
Trust's portfolio will consist of only cash or Common Stocks or a combination of each.

If you sell or redeem your Units before the LEAPS(R) are exercised, or if the
Trust terminates prior to its scheduled Termination Date and the LEAPS(R) have not been exercised, you may not realize any appreciation in the value of the
Common Stocks because even if the Common Stocks appreciate in value, that appreciation may be more than fully, fully or partly offset by an increase in value in the LEAPS(R). The value of the LEAPS(R) is deducted from the value of the Trust's assets when determining the value of a Unit. If the Common Stocks decline in price, your loss may be greater than it would be if there were no
LEAPS(R) because the value of the LEAPS(R) is a reduction to the value of the
Common Stocks when calculating the value of a Unit. An increase in value of the LEAPS(R), an obligation of the Trust to sell or deliver the Common Stocks at the Strike Price if the LEAPS(R) are exercised by the Right Holder, will reduce the value of the Common Stocks in the Trust, below the value of the
Common Stocks that would otherwise be realizable if the Common Stocks were not subject to the LEAPS(R). You should note that even if the price of a Common
Stock does not change, if the value of a LEAPS(R) increases (for example, based on increased volatility of a Common Stock) your Unit will lose value.

The value of the LEAPS(R) reduces the value of your Units. As the value of the
LEAPS(R) increases, it has a more negative impact on the value of your Units.
The value of the LEAPS(R) will also be affected by changes in the value and dividend rates of the Common Stocks, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the Common
Stocks and the remaining time to expiration. Additionally, the value of a
LEAPS(R) does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as a
LEAPS(R) approaches its expiration date, its value increasingly moves with the price of the Common Stock subject to the LEAPS(R).

The Strike Price for each LEAPS(R) held by the Trust may be adjusted downward before the LEAPS(R) expiration triggered by certain corporate events affecting that Common Stock. A downward adjustment to the Strike Price will have the effect of reducing the equity appreciation that a Unit holder may receive. If the Strike Price is adjusted downward and the LEAPS(R) is exercised at the reduced Strike Price, a Unit Holder would lose money if the value of the
Common Stock at the time that the Unit is purchased is greater than the adjusted Strike Price. Adjustments will be made to the Strike Price of a
Common Stock based on adjustments made by the OCC to options on that security.
The OCC generally does not adjust option strike prices to reflect ordinary dividends but may adjust option strike prices to reflect certain corporate events such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events.

If the value of the underlying Common Stocks exceeds the Strike Price of the
LEAPS(R), it is likely that the Right Holder will exercise their right to purchase the Common Stocks subject to the LEAPS(R) from the Trust. As the
LEAPS(R) may be exercised on any business day prior to their expiration,
Common Stocks may be sold to the Right Holders of the LEAPS(R) prior to the termination of the Trust. If this occurs, distributions from the Trust will be reduced by the amount of the dividends which would have been paid by Common
Stocks sold from the Trust. As discussed in "Tax Matters," the sale of Common
Stocks from the Trust will likely result in capital gains to Unit holders, which may be short-term depending on the holding period of the Common Stocks.
In addition, the sale of Common Stocks may, in certain circumstances, result in the early termination of the Trust.

You should be aware that a product which includes writing call options (i.e.,
LEAPS(R)) may not be suitable for all investors. It may not be appropriate for investors seeking above-average capital appreciation. Before investing, you should make sure you understand the risks of this type of product, and whether it suits your current financial objectives.

Distributions. Common stocks may pay dividends, but there is no guarantee that the issuers of the common stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.
In addition, there is no guarantee that the U.S. Government will be able to satisfy its interest payment obligations to the Trust over the life of the
Trust.

Foreign Securities. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

Europe. A significant number of countries in Europe are member states in the
European Union, and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies, including money supply and official interest rates for the Euro, is exercised by the
European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continues to have, a significant negative impact on the economies of certain European countries and their future economic outlooks. The United Kingdom's formal exit from the E.U. on January 31, 2020, along with other recent rapid political and social changes throughout Europe, make the extent and nature of future economic development in Europe and the effect on Securities issued by European issuers difficult to predict.

Depositary Receipts Risk. Depositary receipts (which may include American
Depositary Receipts/ADRs, Global Depositary Receipts/GDRs, New York Registry
Shares, and/or similarly structured securities) are securities issued by a bank or trust company reflecting ownership of underlying securities issued by a foreign company. Depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary.
Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts. Moreover, depositary receipts may be "sponsored" or
"unsponsored." Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of unsponsored depositary receipts generally bear all the costs associated with establishing the unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the U.S. and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts.

VIEs. Non-Chinese shell companies have created structures known as VIEs in order to gain exposure to certain Chinese companies that are unavailable to direct investment by foreign investors. In China, direct ownership of companies in certain sectors by foreign individuals and entities is prohibited. In order to allow for foreign investment in these businesses, many
Chinese companies have created VIE structures to enable indirect foreign ownership. In such an arrangement, a Chinese operating company typically establishes an offshore shell company in another jurisdiction, such as the
Cayman Islands. That shell company enters into service and other contracts with the Chinese issuer or operating company to obtain economic exposure to the Chinese company, then issues shares on an exchange outside of mainland
China, and U.S. investors hold stock in the non-Chinese shell company rather than directly in the Chinese issuer or operating company. This arrangement allows U.S. investors, such as the Trust, to obtain economic exposure to the
Chinese issuer or operating company through contractual means rather than through formal equity ownership. Because neither the shell company nor the
Trust owns actual equity interests in the Chinese operating company, they do not have the voting rights or other types of control that an equity holder would expect to benefit from. Although VIEs are a longstanding industry practice and well known to officials and regulators in China, VIEs are not formally recognized under Chinese law. Intervention by the Chinese government with respect to VIEs could significantly affect the Chinese company's performance and the enforceability of the VIE's contractual arrangements that establish the links between the Chinese company and the shell company in which the Trust invests. This could considerably impact the financial condition of the shell company in which the Trust invests by limiting its ability to consolidate the financial results of the Chinese operating company into its own financial statements, as well as make the value of the shares held by the
Trust effectively worthless. Further, if Chinese officials prohibit the existence of VIEs, the market value of the Trust's associated holdings would likely suffer significant, and possibly permanent effects, which could negatively impact the Trust's net asset value and could result in substantial losses. Further, it is uncertain whether any new laws, rules or regulations relating to VIE structures will be adopted or, if adopted, what impact they would have on the value of the Trust's Units.

VIEs are also subject to the investment risks associated with the underlying
Chinese issuer or operating company. Chinese companies are not subject to the same degree of regulatory requirements or accounting standards and oversight as companies in more developed countries. As a result, information about the
Chinese securities and VIEs in which the Trust invests may be less reliable and incomplete. There also may be significant obstacles to obtaining information necessary for investigations into or litigation against Chinese companies and VIEs, and shareholders may have limited legal remedies, which could negatively impact the Trust. Additionally, U.S.-listed VIEs may be delisted if they do not meet U.S. accounting standards and auditor oversight requirements. Delisting would significantly decrease the liquidity and value of the securities, decrease the ability of the Trust to invest in such securities and may increase the cost of the Trust if required to seek alternative markets in which to invest in such securities.

Emerging and Developing Markets. Risks of investing in emerging and developing countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, less information about emerging and developing market companies is publicly available due to differences in regulatory, accounting, audit and financial recordkeeping standards and information that is available may be unreliable or outdated. Moreover, the rights and remedies associated with emerging and developing market investment securities may be different than those available for investments in more developed markets. Furthermore, emerging and developing market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging and developing markets are often considered speculative.

Interest Rate Risk. Interest rate risk is the risk that the value of the
Securities held by the Trust will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes.

Credit Risk. Credit risk is the risk that a security's issuer is unable or unwilling to make dividend, interest or principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

Liquidity Risk. Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

Valuation Risk. Unlike publicly traded securities that trade on national securities exchanges, there is no central place or exchange for trading most debt securities. Debt securities generally trade on an "over-the-counter"
market. Due to the lack of centralized information and trading, the valuation of debt securities may carry more uncertainty and risk than that of publicly traded securities. Accordingly, determinations of the fair value of debt securities may be based on infrequent and dated information. Also, because the available information is less reliable and more subjective, elements of judgment may play a greater role in valuation of debt securities than for other types of securities.

Market Discount. Securities may have current market values which are below the principal value of such securities. A primary reason for the market value of such bonds being less than principal value at maturity is that the interest rate of such bonds is at lower rates than the current market interest rate for comparably rated bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. Because the Trust is not actively managed, the Trustee will not sell bonds in response to or in anticipation of market discounts or fluctuations.

On sale or redemption, Unit holders may receive ordinary income dividends from the Trust if the Trust sells or redeems bonds that were acquired at a market discount, or sells bonds at a short-term capital gain. In general, the
Internal Revenue Service will treat bonds as market discount bonds when the cost of the bond, plus any original issue discount that has not yet accrued, is less than the amount due to be paid at the maturity of the bond. Any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income.

Small and/or Mid Capitalization Companies. Investing in stocks of small and/or mid capitalization companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Large Capitalization Companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational, information security and related risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity, any of which could result in a material adverse effect on the Trust or its Unit holders. Such events could cause the Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of service attacks through efforts to make network services unavailable to intended users. Emerging threats like ransomware or zero-day exploits could also cause disruptions to Trust operations. In addition, cybersecurity breaches of the Trust's third-party service providers, or issuers in which the Trust invests, can also subject the
Trust to many of the same risks associated with direct cybersecurity breaches.
Further, errors, misconduct, or compromise of accounts of employees of the
Sponsor, Portfolio Supervisor or the Trust's third-party service providers can also create material cybersecurity risks. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trust does not directly control the cybersecurity systems of issuers or third-party service providers. Cybersecurity incidents may also trigger Trust obligations under data privacy laws, potentially increasing notification and compliance burdens. Cybersecurity incidents affecting issuers in whose securities the
Trust invests may also have a negative impact on the value of the securities of such issuers, and in turn, the value of the Trust.

Operational Risk. The Trust is subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Trust's service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. These errors or failures may adversely affect the Trust's operations, including its ability to execute its investment process, calculate or disseminate its NAV in a timely manner, and process purchases or redemptions. The Trust relies on third-parties for a range of services. Any delay or failure relating to engaging or maintaining such service providers may affect the Trust's ability to meet its investment objective. Although the Trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                                Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Treasury Obligations and the Common
Stocks, less the value of the LEAPS(R);

- The amount of any cash in the Income and Capital Accounts;

- Net interest accrued but unpaid on the Treasury Obligations after the First
Settlement Date to the date of settlement;

- Dividends receivable on the Common Stocks; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and LEAPS(R) and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until one business day following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of
1934, as amended.

The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to, or decision not to, purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units or because of its inability to sell LEAPS(R).

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of the Trust under license agreements which provide for full payment of the licensing fee not later than the conclusion of the organization expense period, the Portfolio
Consultant's fee, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the
Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the
Sponsor for Trust organization costs, the Trustee will sell additional
Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the
Securities contained in the Trust as existed prior to such sale.

Accrued Interest.

Accrued interest represents unpaid interest on a Treasury Obligation from the last day it paid interest. Interest on the Treasury Obligations is paid monthly, although the Trust accrues such interest daily. Because the Trust always has an amount of interest earned but not yet collected, the Public
Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. You will receive the amount, if any, of accrued interest you paid for on the next Distribution Date. In addition, if you sell or redeem your Units you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your
Units.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally
$1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge of 2.75% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of
2.75% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.275 per
Unit). On the Initial Date of Deposit, and any other day the Public Offering
Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.075 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from June 18, 2026 through
August 20, 2026. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.25% of the Public
Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 2.25% of the Public Offering Price (equivalent to 2.302% of the net amount invested).

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.75% per Unit and the maximum dealer concession is 2.00% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee
Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and assigned a Fee Account CUSIP Number. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase
Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts.
However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge,

including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Sponsor will determine the aggregate underlying value of the Securities and LEAPS(R) in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and
Unit settlement, the term business day does not include days on which U.S.
financial institutions are closed.

The aggregate underlying value of the Treasury Obligations in the Trust will be determined on the basis of current offering prices. The aggregate underlying value of the Common Stocks in the Trust will be determined as follows: if the Common Stocks are listed on a national or foreign securities exchange or Nasdaq, Inc., their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore
("Primary Exchange"), which shall be deemed to be the NYSE if the Common
Stocks are listed thereon (unless the Sponsor deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary
Exchange is not published, the Common Stocks will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary
Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Sponsor, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Sponsor will determine the value of the Common Stocks using the best information available to the Sponsor, which may include the prior day's evaluated price. If the
Common Stock is an American Depositary Receipt/ADR, Global Depositary
Receipt/GDR or other similar security in which no trade occurs on the Primary
Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Sponsor deems appropriate. For purposes of valuing Common Stocks traded on Nasdaq, Inc., closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by Nasdaq, Inc. If the Common Stocks are not so listed or, if so listed and the principal market therefore is other than on the Primary
Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the
Sponsor deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Common Stocks on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Common Stock shall be converted to U.S. dollars based on current exchange rates (unless the Sponsor deems such prices inappropriate as a basis for evaluation). The valuation of LEAPS(R) written by the Trust will be determined as set forth above for Common Stocks, with the exception that bid prices will be used instead of ask prices during the initial offering period.
If the Sponsor deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Sponsor shall use such other information available to the Sponsor which it deems appropriate as the basis for determining the value of a Security or LEAP(R).

After the initial offering period is over, the aggregate underlying value of the Securities and LEAPS(R) will be determined as set forth above, except that bid prices are used instead of ask prices when necessary for purposes of valuing the Common Stocks and Treasury Obligations and ask prices are used instead of bid prices when necessary for purposes of valuing the LEAPS(R).

The value of the Common Stocks and the value of the LEAPS(R) have an interrelated effect on the value of a Unit. The value of the LEAPS(R) will be affected by the value of the Common Stocks, the volatility of the Common
Stocks, the remaining time to the expiration of the LEAPS(R), the level of interest rates and the dividend yields on the Common Stocks.

                             Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All
Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust.
This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.00% of the Public Offering Price per
Unit, subject to reductions set forth in "Public Offering-Discounts for
Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                     Additional
(in millions)                                   Concession
__________________________________________________________
$25 but less than $100                              0.035%
$100 but less than $150                             0.050%
$150 but less than $250                             0.075%
$250 but less than $1,000                           0.100%
$1,000 but less than $5,000                         0.125%
$5,000 but less than $7,500                         0.150%
$7,500 or more                                      0.175%

Dealers and other selling agents will not receive a concession on the sale of
Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met.
Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.
Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this
Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the
Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades.
Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected;
various unit investment trust features such as convenience and costs; and
options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3)
information from publications such as Money, The New York Times, U.S. News and
World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                             The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee.
Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 3 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                              The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except fees to value
Trust Securities and Trustee costs to transfer and record the ownership of
Units. We may discontinue purchases of Units at any time. IF YOU WISH TO
DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE
MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your
Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                             How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the
Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any.
However, the amount you will receive is the same as you would have received on redemption of the Units.

                              Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income
Account of the Trust if funds are available, and then from the Capital
Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and will be compensated for providing portfolio supervisory services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor will pay WCM
Investment Management, LLC a fee not to exceed $.003 per Unit sold during the initial offering period for providing sub-Portfolio Supervisory services. As
Sponsor, we will be compensated for providing evaluation services and we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the
Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to the Sponsor, First Trust Advisors L.P. and the Trustee are
based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The
"creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the
Trust. In addition, if there is not enough cash in the Income or Capital
Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See
"Tax Status."

                                   Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust.
This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions"
section of the prospectus for more information.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the Trust.

Income from the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends and return of capital.
Income reported is generally net of expenses (but see "Treatment of Trust
Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from the Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. The distributions from the
Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any.
Distributions from the Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

The Trust may be required to recognize income on some of its investments without receiving cash in exchange for the investments. The Trust would still be required to make distributions to maintain its RIC status, so depending upon the circumstances, some assets of the Trust may need to be sold to fund the required distributions.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trust are generally taxed at the same rates that apply to long-
term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income
("QDI") received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, Unit holders will be provided a tax statement reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your
Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income.  If the Trust holds an equity interest in PFICs, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to the Trust Unit holders. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level. The Trust may be able to make an election that could limit the tax imposed on the Trust. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trust might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends and short-
term capital gains dividends, and distributions that are attributable to certain interest income, may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution and some excluded income may be taken into consideration for alternative minimum tax purposes.

Separately, the United States, pursuant to the Foreign Account Tax Compliance
Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S.
source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If the Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                                Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                             Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account.
Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the
Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any)
distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

By February 15th yearly, the Annual Reports are posted to the Sponsor's website (www.ftportfolios.com) in the UIT Tax Center and retrievable by CUSIP.
You may also request one be sent to you by calling the Sponsor at 800-621-
1675, dept. code 2. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Sponsor to enable you to comply with applicable federal and state tax reporting requirements.

                        Income and Capital Distributions

You will be eligible to receive distributions, if any, on your Units only after you become a Record Owner. The Trustee will credit dividends and interest received on the Trust's Securities to the Income Account of the
Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income Account, as determined at the semi-annual Income Account Distribution Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months provided the amount equals at least $1.00 per 100
Units. No Income Account distribution will be paid if accrued expenses of the
Trust exceed amounts in the Income Account on the Income Account Distribution
Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. If the
Capital Account contains proceeds from any matured Securities as of the tenth day of a month, the Trustee will distribute money in the Capital Account on the twenty-fifth day of such month to Unit holders of record on the tenth day of such month. In other months, the Trustee will only distribute money in the
Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee may distribute funds in the Capital Account in December of each year to avoid imposition of any income or excise taxes on undistributed income in the Trust and will distribute funds as part of the final liquidation distribution.

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record
Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the
Trust to pay the deferred sales charge to the Sponsor. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities and amounts in the
Income and Capital Accounts. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

                              Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your
Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. One business day after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the
Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading).
However, if the redemption request is received after 4:00 p.m. Eastern time
(or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the
NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the
Income Account if funds are available for that purpose, or from the Capital

Account. All other amounts paid on redemption will be taken from the Capital
Account.

The Trustee may sell Securities to make funds available for redemption. The
Trustee will purchase the LEAPS(R) which will cancel it and then sell the underlying Common Stocks. Because of the minimum amounts in which the LEAPS(R)
must be traded, the proceeds of Common Stocks sold subject to the LEAPS(R) may exceed the amount required at the time to redeem Units. These excess proceeds will be distributed to Unit holders. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust;

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

4. accrued interest on the Treasury Obligations; and

deducting

1. the aggregate value of the LEAPS(R);

2. any applicable taxes or governmental charges that need to be paid out of the Trust;

3. any amounts owed to the Trustee for its advances;

4. estimated accrued expenses of the Trust, if any;

5. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

6. liquidation costs for foreign Securities, if any; and

7. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                       Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security (and its related
LEAPS(R)) in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of principal, interest or a declared dividend;

- Any action or proceeding prevents the payment of principal, interest or dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of principal, interest or dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a
"regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

If a Security defaults in the payment of principal or interest or a declared dividend and no provision for payment is made, the Trustee must notify us of this fact. If we fail to instruct the Trustee whether to sell or hold the
Security within 30 days of our being notified, the Trustee may, in its discretion, sell any defaulted Securities and will not be liable for any depreciation or loss incurred thereby.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In that regard, we may instruct the
Trustee to accept such an offer or to take any other action with respect thereto as we may deem proper if the issuer is in default with respect to such
Securities or in our written opinion the issuer will likely default in respect to such Securities in the foreseeable future. Any obligations received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Securities originally deposited in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio
Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the
Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by
First Trust as a factor in selecting such broker/dealers. As authorized by the
Indenture, the Trustee may also employ a subsidiary or affiliate of the
Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

                     Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests
(as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the
Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary
Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60%
of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory
Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the
Discretionary Liquidation Amount and could therefore be terminated before the
Mandatory Termination Date.

Unless terminated earlier, the Trustee may begin to sell Securities in connection with the termination of the Trust as early as nine business days prior to, but will sell Securities no later than, the Mandatory Termination
Date. We will determine the manner and timing of the sale of Securities.
Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

The scheduled Mandatory Termination Date will be subsequent to the expiration date of the LEAPS(R). If the LEAPS(R) are exercised prior to their expiration, the Trust will receive cash; if the LEAPS(R) are not exercised, the Trust will continue to hold the Common Stocks in the Portfolio. If the Trust is terminated early, the Trustee will either (a) sell the Common Stocks subject to the LEAPS(R); or (b) enter into a closing purchase transaction as a result of which the LEAPS(R) will be canceled and then sell the underlying Common
Stocks.

You will receive a cash distribution from the sale of the remaining
Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

Information on the Sponsor and Trustee

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name as well as other securities. An Illinois limited partnership formed in
1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

- FTP Series

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $670 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of
December 31, 2024, the total partners' capital of First Trust Portfolios L.P.
was $114,069,433.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your
Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State
Department of Financial Services and the Board of Governors of the Federal
Reserve System, and its deposits are insured by the Federal Deposit Insurance
Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the
Trustee's case) or reckless disregard of our obligations and duties. The
Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the
Trustee will not be liable for any action it takes in good faith under the
Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Trustee and Unit holders may rely on the accuracy of any evaluation prepared by the Sponsor. The Sponsor will make determinations in good faith based upon the best available information, but will not be liable to the
Trustee or Unit holders for errors in judgment.

                               Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 320 S. Canal St., Chicago, Illinois
60606. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                     This page is intentionally left blank.

                                 FIRST TRUST(R)

                WCM International Buy-Write Portfolio, Series 3
                                    FT 12786

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132

                            ________________________

  When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

                - Securities Act of 1933 (file no. 333-292873) and

                - Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information
 regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trust is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549

                                 March 20, 2026

               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                FIRST TRUST(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT
12786 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated March 20, 2026. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Risk Factors
   Securities                                                   1
   Dividends                                                    1
   Foreign Issuers                                              1
   Emerging and Developing Markets                              2
   Small and/or Mid Capitalization Companies                    3

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the
Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and,

therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the
Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the
Sponsor believes that adequate information will be available to allow the
Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the
Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.
In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act.
Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable.
Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging and Developing Markets. Compared to more mature markets, some emerging and developing markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of emerging and developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging and developing markets, registrars are not subject to effective government supervision nor are they always independent from issuers.
The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging and developing markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging and developing markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging and developing markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging and developing markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging and developing markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currencies. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many emerging and developing countries are considerable.

Another risk common to most emerging and developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small and/or Mid Capitalization Companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well.
Such companies may have limited product lines, markets or financial resources;
may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Undertaking

Subject to the
terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS
OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust
Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance
Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The Facing Sheet

The Prospectus

The Signatures

Exhibits

SIGNATURES

The Registrant,
FT 12786, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The
First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations
Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438;
FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT 3529; FT 3530; FT
3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT
4260; FT 4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256; FT 7935; FT 8495; FT 8669; FT 8713; FT 8740; FT 8746; FT 8758; FT 8817; FT
8955; FT 8956; FT 8965; FT 8976; FT 8978; FT 8993; FT 8994; FT 8997; FT 9039; FT 9040; FT 9042; FT 9058; FT 9068; FT 9203; FT 9204; FT
9303; FT 9305; FT 9326; FT 9327; FT 9372; FT 9401; FT 9402; FT 9403; FT 9474; FT 9513; FT 9514; FT 9611; FT 9630; FT 9709; FT 9872; FT
9908; FT 9911; FT 9923; FT 9937; FT 9950; FT 9961; FT 9977; FT 9978; FT 10051; FT 10057; FT 10105; FT 10109; FT 10121; FT 10272; FT 10295;
FT 10323; FT 10412; FT 10447; FT 10455; FT 10475; FT 10528; FT 10583; FT 10689; FT 10694; FT 10756; FT 10865; FT 10895; FT 10976; FT 11035;
FT 11095; FT 11096; FT 11097; FT 11155; FT 11156; FT 11223; FT 11224; FT 11285; FT 11462; FT 11475; FT 11642; FT 11756; FT 11909; FT 12152;
FT 12153; FT 12155; FT 12399; FT 12415; FT 12445; FT 12508; FT 12545; FT 12583; FT 12718 and FT 12728 for purposes of the representations required by Rule 487 and represents the following:

(1)that
the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)that,
except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)that
it has complied with Rule 460 under the Securities Act of 1933.

Pursuant
to the requirements of the Securities Act of 1933, the Registrant, FT 12786, has duly caused this Amendment to the Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on
March 20, 2026.

FT 12786

By:	First Trust Portfolios L.P.
Depositor

By:	/s/ Ronda L. Saeli-Chiappe
Senior Vice President

Pursuant to the
requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name
Title*
Date

James A. Bowen
Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.

     )
    )
    )
    )By:/s/ Ronda L. Saeli-Chiappe
    ) Attorney-in-Fact**
    ) March 20, 2026
     )
)

James M. Dykas
Chief Financial Officer of First Trust Portfolios L.P.

     )
    )
)

Christina Knierim
Controller of First Trust Portfolios L.P.
    )
)

*	The title of the person named herein represents his or her capacity in and relationship to First Trust
Portfolios L.P., the Depositor.

**	Executed copies of the related powers
of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 12503 (File No. 333-289875) and
the same is hereby incorporated herein by this reference.

CONSENT
OF COUNSEL

The consent of counsel
to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 3.1 of the
Registration Statement.

Consent
of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche
LLP to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.

EXHIBIT
INDEX

1.1	Standard
Terms and Conditions of Trust for FT 10292 and certain subsequent
Series, effective September 7, 2022 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee and First
Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-266325] filed on behalf of FT 10292).

1.1.1	Trust Agreement for FT 12786, effective March 20, 2026 among First Trust Portfolios L.P., as Depositor,
The Bank of New York Mellon, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Certificate
of Limited Partnership of Nike Securities, L.P., predecessor of
First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-230481] filed on behalf of FT 8001).

1.3	Amended
and Restated Limited Partnership Agreement of Nike Securities, L.P.,
predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-230481] filed on behalf of FT 8001).

1.4	Articles
of Incorporation of Nike Securities Corporation, predecessor to
The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to
Form S-6 [File No. 333-230481] filed
on behalf of FT 8001).

1.5	By-Laws
of The Charger Corporation, the general partner of First Trust Portfolios L.P.,
Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File
No. 333-169625] filed on behalf of FT 2669).

1.7	Fund of Funds Agreements (incorporated by reference to Amendment
No. 1 to Form S-6 [File No. 333-261661] filed
on behalf of FT
9909, Amendment No. 1 to Form S-6 [File
No. 333-261297] filed on behalf of FT
9857, Amendment No. 1 to Form S-6 [File
No. 333-262164] filed on behalf of FT
9948, Amendment No. 1 to Form S-6 [File
No. 333-262344] filed on behalf of FT
9965, Amendment No. 1 to Form S-6 [File
No. 333-263845] filed on behalf of FT
10083 and Amendment No. 1 to Form S-6 [File
No. 333-274281] filed on behalf of FT
11028).

2.2	Code
of Ethics (incorporated by reference to Amendment No. 1 to Form
S-6 [File No. 333-224320] filed
on behalf of FT 7359).

3.1	Opinion of counsel as to legality of securities being registered.

4.1	Consent of Independent Registered Public Accounting Firm.

6.1	List
of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed
on behalf of FT 8556).

7.1	Powers of Attorney
executed by the Officers listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-289875] filed on behalf of FT 12503).